March 30, 2011

VIA EDGAR AND FACSIMILE

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sensus (Bermuda 2) Ltd. and Sensus USA Inc.

Form 10-K for the fiscal year ended March 31, 2010

Filed May 10, 2010

Form 10-K/A filed December 20, 2010

File No. 333-113658-05

Dear Mr. Vaughn:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 22, 2011, addressed to Sensus (Bermuda 2) Ltd. and Sensus USA Inc. (collectively, the “Company”) regarding the above-referenced filings (the “Filings”). The Staff’s comments are set forth below in bold face text, and the Company’s responses are set forth after each Staff comment.

Form 10-K/A for the fiscal year ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 37

Intangible Assets, page 39

1.	We note the significance of goodwill on your consolidated balance sheets. In order to provide information for investors to assess the probability of a future material impairment charge, please revise future filings to address the following for any reporting unit that is at risk of failing step one of the impairment test:

•	Disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test;

•	Disclose the amount of goodwill allocated to the reporting unit;

•	Provide a description of the methods and key assumptions used in the impairment analysis and how the key assumptions were determined;

Kevin L. Vaughn

March 30, 2011

•	Discuss the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; and

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

The Company has noted the Staff’s comment and will revise its future filings accordingly.

Note 4, Intangible Assets, page 67

2.	We note the table provided indicating the composition of goodwill. For goodwill acquired in fiscal 2010, please reconcile the amounts attributed to AMDS acquisition-related adjustments ($42.5 million) and Telemetric acquisition-related adjustments ($6.2 million) to the disclosures on pages 66 and 64, respectively, which disclose goodwill adjustments of $38.1 million for AMDS and $4.6 million for Telemetric.

Response

The AMDS purchase agreement provides the former stockholders of AMDS rights to certain contingent consideration, including cash and unvested preference shares that are subject to vesting, upon the achievement of certain performance targets by the acquired business. The components of the $42.5 million of AMDS acquisition-related adjustments recorded during fiscal 2010 (as disclosed on page 68) consist of the following: (a) $27.2 million of additional purchase consideration that is payable in cash and was earned during the fiscal year related to the performance of the acquired business (as disclosed on page 66); (b) $15.0 million of additional purchase consideration related to the 15,000 vested preference shares that were released from restrictions (as disclosed on page 66); and (c) $0.3 million reflecting the increase in long-term deferred income tax liabilities due to temporary differences between the financial statement basis and the tax basis of goodwill.

The goodwill adjustment of $38.1 million related to the AMDS acquisition that is disclosed on page 66 represents the cumulative contingent consideration payable in cash that was earned by the former AMDS stockholders as of March 31, 2010 based on the performance of the acquired business, which is net of $18.9 million of cumulative cash payments made subsequent to the acquisition date in accordance with the purchase agreement.

The components of the $6.2 million of Telemetric acquisition-related adjustments during fiscal 2010 (as disclosed on page 68) consist of: (a) $4.6 million of goodwill recorded as of the acquisition date as a result of the purchase price allocation (as disclosed on page 64); and (b) $1.6 million representing the increase in long-term deferred income tax liabilities due to temporary differences between the financial statement basis and the tax basis of goodwill. In prospective Annual Reports on Form 10-K, the Company will enhance its tabular presentations and other related disclosures to include all significant goodwill adjustments, including the impact of deferred income taxes, for each fiscal year.

Kevin L. Vaughn

March 30, 2011

Exhibits 31.1 and 31.2

3.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should not include the individual’s title. Please revise the certifications in future filings to present this certification in the exact form as required by Item 601 of Regulation S-K. This comment also applies to your subsequent Forms 10-Q.

Response

The Company has noted the Staff’s comment and will revise its future filings accordingly. In furtherance of the foregoing, the Company will omit the title of the certifying individual at the beginning of all certifications required by Exchange Act Rule 13a-14(a) in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the Filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter Mainz

Peter Mainz
Chief Executive Officer & President
Sensus (Bermuda 2) Ltd. and Sensus USA Inc.

cc:	Martin James, Senior Assistant Chief Accountant, Securities and Exchange Commission

David Burton, Staff Accountant, Securities and Exchange Commission